19
3/11

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

11017757

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAMCO Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6805 Capital of Texas Highway, Suite 350
(No. and Street)

Austin	TX	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Mannes (214) 765-1466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

700 North Pearl, Suite 2000	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/12

OATH OR AFFIRMATION

I, Joseph R. Mannes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAMCO Capital Markets, Inc., as of February 22, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MARILYN Y. PARKER
MY COMMISSION EXPIRES
July 23, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMCO Capital Markets, Inc.

Financial Statements
and Supplemental Information
For the Year Ended December 31, 2010

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

SAMCO Capital Markets, Inc.

Financial Statements
and Supplemental Information
For the Year Ended December 31, 2010

Contents

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report

Stockholder
SAMCO Capital Markets, Inc.
Austin, Texas

We have audited the accompanying statement of financial condition of SAMCO Capital Markets, Inc. (the Company), a wholly owned subsidiary of SAMCO Holdings, Inc., as of December 31, 2010, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAMCO Capital Markets, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

Dallas, Texas
February 22, 2011

Financial Statements

SAMCO Capital Markets, Inc.

Statement of Financial Condition
December 31, 2010

Assets:	
Cash and cash equivalents	$ 357,089
Receivable from clearing organization	7,024,102
Securities owned	16,430,980
Accounts receivable	468,728
Prepaid expenses	217,275
Fixed assets, net of accumulated depreciation of $3,084,520	394,440
Other assets	290,833
Total assets	$ 25,183,447
Liabilities:	
Payable to clearing organization	$ 16,386,797
Securities sold, not yet purchased, at fair value	173,891
Accounts payable and accrued liabilities	1,865,532
Total liabilities	18,426,220
Stockholder's Equity:	
Common stock, $.01 par value, 2,000 shares authorized, 1,000 issued and outstanding	10
Additional paid-in capital	6,727,357
Retained earnings	29,860
Total stockholder's equity	6,757,227
Total liabilities and stockholder's equity	$ 25,183,447

See accompanying notes to financial statements.

SAMCO Capital Markets, Inc.

Statement of Income
Year Ended December 31, 2010

Revenues:	
Commissions	$ 10,512,652
Trading gains	2,984,912
Financial advisory fees	1,628,013
Underwriting income	2,765,591
Interest income	784,783
Investment banking	140,063
Other income	11,844
Total revenues	18,827,858
Expenses:	
Employee compensation and benefits	13,160,987
Floor brokerage, exchange and clearance fees	769,231
Interest	630,526
Occupancy and depreciation	752,618
Legal, professional and regulatory fees	334,960
Communications	1,559,617
Other expense	613,936
Total expenses	17,821,875
Income before taxes	1,005,983
Provision for income taxes	356,123
Net income	$ 649,860

See accompanying notes to financial statements.

SAMCO Capital Markets, Inc.

Statement of Stockholder's Equity
Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings/ Deficit	Total
Balance at December 31, 2009	$ 10	$ 6,727,357	$ -	$ 6,727,367
Cash dividend to parent			(620,000)	(620,000)
Net income			649,860	649,860
Balance at December 31, 2010	$ 10	$ 6,727,357	$ 29,860	$ 6,757,227

See accompanying notes to financial statements.

SAMCO Capital Markets, Inc.

Statements of Cash Flows
Year Ended December 31, 2010

Increase (decrease) in cash and cash equivalents

Cash flows from operating activities:		
Net income	$	649,860
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		162,461
Changes in assets and liabilities:		
Receivable from clearing organization		(446,244)
Securities owned		4,676,344
Accounts receivable		301,913
Prepaid expenses		(66,908)
Other assets		(31,740)
Payable to clearing organization		(4,118,933)
Securities sold, not yet purchased		(483,449)
Accounts payable and accrued liabilities		25,363
Net cash provided in operating activities		668,667
Cash flows from investing activities:		
Retirement of fixed assets		43,236
Purchases of fixed assets		(33,754)
Net cash used for investing activities		9,482
Cash flows from financing activities:		
Dividend to parent		(620,000)
Net cash used for financing activities		(620,000)
Net increase in cash and cash equivalents		58,149
Cash and cash equivalents at beginning of year		298,940
Cash and cash equivalents at end of year	$	357,089
Supplemental cash flow disclosures:		
Interest payments, net	$	254,526

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

SAMCO Capital Markets, Inc. (SAMCO or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The broker dealer business consists of buying, selling and trading of securities, as well as several types of financial services, including investment banking, financial advisory, underwriting and agency transactions.

The Company introduces its customers on a fully disclosed basis and clears all of its transactions through Penson Financial Services, Inc. (PFSI), which is affiliated with the Company by way of indirect common ownership and Penson's Chairman of the Board of Directors. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies which are followed consistently by the Company in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Securities Transactions - Proprietary security transactions are recorded on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are recorded in net trading income on the statement of income.

Securities owned and securities sold, not yet purchased are valued at market value. Securities traded on a national exchange are valued at the last sales price. Securities for which over-the-counter market quotations are available are valued at the average of the last bid/asked price. Securities not readily marketable are valued at fair value as determined by management.

Fair Value - Fair value accounting guidance established a three-tier fair value hierarchy, which categorizes the inputs used in measuring fair value. These categories include (in descending order of priority): Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table shows assets and liabilities measured at fair value as of December 31, 2010 on the Company's statement of financial condition, and the input categories associated with those assets and liabilities:

Description	Total Fair Value Assets (Liabilities) at December 31, 2010	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Receivable from clearing organization..................	$ 7,024,102	$ 7,024,102	$ -	$ -
Securities owned marketable....................	16,430,980	16,430,980	-	-
Payable to clearing organization..................	(16,386,797)	(16,386,797)	-	-

Cash and Cash Equivalents - The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Commissions - Commissions and clearing fees are recorded on a trade date basis as securities transactions occur.

Trading Gains - Trading gains reflect the profits earned from buying and selling positions in inventory accounts.

Financial Advisory Fees - Financial advisory fees include consulting fees earned from providing financial advice to municipalities. Revenue is recorded when earned as specified by the terms of the contract.

Underwriting Income - Underwriting revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting management fees and sales concessions are recorded when the related income is readily determinable.

Interest Income - Interest income is earned from investment assets held in inventory accounts.

Investment Banking - Investment banking revenues include fees earned from providing advisory services for merger-and-acquisition transactions, capital raising activities, and related financial advisory work. Revenue is recorded when earned as specified by the terms of the contract.

Income Tax - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted rates applicable to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not it is more likely than not that deferred tax assets are recoverable. This assessment includes anticipating future taxable income and the Company's tax planning strategies and is made on an ongoing basis.

As of January 1, 2009, the Company adopted the guidance in ASC 740-10 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance defines

criteria that an individual tax position must meet for any part of the benefit or future tax liability relating to that position to be recognized in the enterprise's financial statement and also includes requirements for measuring the amount of benefit or liability to be recognized in the financial statements. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As a result of the implementation of this guidance, the Company recognized no liability for uncertainty in income taxes.

Fixed Assets - Fixed assets consist of furniture and equipment that is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years. Depreciation expense for the year ended December 31, 2010 totaled $199,754.

NOTE 3 - RECEIVABLE FROM CLEARING ORGANIZATION

At December 31, 2010, receivable from clearing organization represents the deposit maintained by the Company with PFSI in accordance with a correspondent clearing agreement.

NOTE 4 - SECURITIES OWNED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$ 7,410,490	$ -
Federal, state and municipal government obligations	6,807,218	-
Corporate obligations	2,159,695	172,303
Corporate stocks	53,577	1,588
	$ 16,430,980	$ 173,891

NOTE 5 - ACCOUNTS RECEIVABLE

Accounts receivable represents outstanding invoices for financial advisory fee billings and an intercompany receivable from the parent company, SAMCO Holdings, Inc. (SHI).

NOTE 6 - PREPAID EXPENSES

Prepaid expenses include $58,319 in registration fees paid to FINRA to register the Company and certain representatives in each state in which the Company plans to operate for 2011, $7,987 for prepaid quotation services, and $150,969 for prepaid insurance.

NOTE 7 - PAYABLE TO CLEARING ORGANIZATION

At December 31, 2010, the Company owed PFSI, its clearing organization, $16,386,797. All of the Company's securities are held at the clearing organization. The securities are pledged as collateral for amounts due to the clearing organization and any obligations arising out of securities sold, not yet purchased. Interest costs associated with margin lending activity vary based on current interest rates.

NOTE 8 - TRANSACTIONS WITH RELATED PARTIES

The Company settles transactions with PFSI for its investment activities. The clearing and depository operations for the Company's investment activities are performed pursuant to agreements with this clearing

organization. The Company believes the terms of the agreements with PFSI to be on market terms. The Company is subject to credit risk to the extent the brokers with whom the Company conducts business are unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The Company monitors the financial condition of the brokers with which the Company conducts business and believes the likelihood of loss under those circumstances is remote.

For the year ended December 31, 2010, clearing fees paid to PFSI totaled approximately $345,231. These amounts are included in exchange and clearance fees on the statement of operations.

The Company leases office space from PFSI at 1700 Pacific Avenue in Dallas, Texas and One Penn Plaza, in New York, New York. At each location, the Company is required to pay a percentage of rental expense equal to the percentage of space the Company occupies. The Company believes each lease to be on market terms. In 2010, the Company made payments totaling $290,334 for both leases.

In 2010, the Company agreed to pay $800,000 to PFSI related to various matters. The obligation was fully satisfied during 2010.

NOTE 9 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its parent, SHI. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state income tax returns, in addition to state income tax returns filed on a combined basis with SHI and other affiliated members. Further, state tax expense is immaterial in those states imposing tax on a basis other than net income.

The current and deferred portions of the income tax expense included in the statement of operations are as follows:

		2010
Current tax expense	$	401,085
Deferred tax expense		(44,962)
Total tax expense	$	356,123

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2010, deferred income taxes consisted of basis differences of securities owned, fixed assets, and investments in limited partnerships.

The Company regularly performs an analysis of the impact of uncertain tax positions. For the year ended December 31, 2010, the Company recognized no liability for uncertainty in income taxes.

For tax years before 2007, the Company is no longer subject to U.S. federal and state income tax examinations. The Company is not currently under examination, nor has it been notified of such.

NOTE 10 - DEFINED CONTRIBUTION 401(K) PLAN

The Company sponsors a defined contribution 401(k) plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During 2010, the Company contributed $55,118 on behalf of the employees.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Leases - The Company leases its office facilities under non-cancelable leases. The following is a schedule of the approximate future minimum lease payments required under the leases:

2011	$	517,031
2012		236,917
2013		107,950
2014		107,950
Thereafter		161,925
Total	$	1,131,773

For the year ended December 31, 2010, the Company's rental expense totaled $425,611.

NOTE 12 - GUARANTEES

FASB guidance on guarantees requires the Company to disclose information about its obligations under certain guarantee arrangements. The guidance defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. The guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In this regard, the Company has agreed to indemnify its clearing organization for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2010, there were no amounts to be indemnified to the clearing organization for these accounts.

NOTE 13 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $4,607,460 which was $4,357,460 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.43 to 1.

NOTE 14 - FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. Additionally, the Company is subject to credit risk if the clearing organization is unable to repay the balance in the Company's accounts.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by counterparties and maintains a policy of reviewing the credit standing of all parties; including customers, with whom it conducts business.

Supplementary Information

SAMCO Capital Markets, Inc.

Schedule I -Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2010

Net Capital:	
Total stockholder's equity	$ 6,757,227
Deductions and/or Charges:	
Nonallowable Assets	
Investments	193,728
Accounts receivable	365,288
Prepaid expenses	217,275
Fixed assets	394,440
Other deductions	70,000
Other assets	2,106
Total deductions and/or charges	1,242,837
Net capital before haircut on securities positions (tentative net capital)	5,514,390
Haircuts on securities:	906,930
Net capital	$ 4,607,460
Computation of Basic Net Capital Requirement:	
Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 130,938
Minimum dollar net capital requirement of reporting broker-dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 4,357,460
Aggregate indebtedness	$ 1,964,064
Ratio of aggregate indebtedness to net capital	$ .43

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report on Internal Control Required by Securities Exchange Commission Rule 17a-5

Stockholder
SAMCO Capital Markets, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of SAMCO Capital Markets, Inc. (the Company), a wholly owned subsidiary of SAMCO Holdings, Inc. for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Dallas, Texas
February 22, 2011

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Agreed Upon Procedures - Form SIPC-7T

Stockholder
SAMCO Capital Markets, Inc.
Austin, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by SAMCO Capital Markets, Inc. and the Securities and exchange Commission, Financial Industry Regulatory Authority, Inc. SIPC and, solely to assist you and other specified parties in evaluating SAMCO Capital Markets, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). SAMCO Capital Markets, Inc.'s management is responsible for the SAMCO Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(1) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

(2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences.

(3) Compared any adjustments reporting in Form SIPC-7T with supporting schedules and working papers noting no differences.

(4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Dallas, Texas
February 22, 2011